                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   252762109
                                 (CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252762109

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
(1) Names of reporting persons......................       Melvyn E. Bergstein
    S.S. or I.R.S. Identification Number of
    above persons...................................       ###-##-####
--------------------------------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a             (a)
    group (see instructions)........................       (b) X
--------------------------------------------------------------------------------------------------------
(3) SEC use only....................................
--------------------------------------------------------------------------------------------------------
(4) Citizenship or Place of Organization............       United States of America
--------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:
(5) Sole voting power...............................       159,288 shares of Class A common stock
                                                           4,067,795 shares of Class B common stock*
(6) Shared voting power.............................       None
(7) Sole dispositive power..........................       159,288 shares of Class A common stock
                                                           507,880 shares of Class B common stock*
(8) Shared dispositive power........................       None
--------------------------------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by
each reporting person...............................       159,288 shares of Class A common stock
                                                           4,067,795 shares of Class B common stock*
--------------------------------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9)
excludes certain shares (see instructions).                The reporting person  disclaims
                                                           beneficial ownership of 3,559,915 shares
                                                           of Class B common stock.  The filing of
                                                           this Schedule 13G shall not be construed
                                                           as an admission that such reporting
                                                           person is the beneficial owner of such
                                                           shares.
--------------------------------------------------------------------------------------------------------

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
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
(11) Percent of class represented by amount in
Row (9)............................................          .02%**
--------------------------------------------------------------------------------------------------------
(12) Type of reporting person (see
instructions)......................................        IN
--------------------------------------------------------------------------------------------------------

* Each share of Class B common stock is convertible into one share of Class A common stock upon the transfer of such share of Class B Common stock to a person who is not a Permitted Holder. A "Permitted Holder" is defined as
     (i) a person who is an employee of Diamond Technology Partners Incorporated (the "Issuer") or any of its majority-owned subsidiaries or (ii) the Issuer. A person ceases to be a Permitted Holder on the date such person ceases to be an employee of the Issuer or any of its majority-owned subsidiaries. Pursuant to the Second Amended and Restated Voting and Stock Restriction Agreement, dated August 4, 1997 (the "Voting and Stock Restriction Agreement") Mr. Bergstein, as the Chief Executive Officer of the Issuer, has a proxy to vote all outstanding shares of Class B common stock. However, upon the transfer and subsequent conversion of such Class B common stock this proxy is terminated and becomes null and void and has no further effect.

** Excludes 4,067,795 shares of Class B common stock which, upon conversion to Class A common stock, are no longer subject to the Voting and Stock Restriction Agreement, as described above.


                               Page 2 of 6 Pages


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Item 1.

(a)     Diamond Technology Partners Incorporated
        ------------------------------------------------------------------------
                                (Name of Issuer)

(b)     875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611
        ------------------------------------------------------------------------
               (Address of Issuer's Principal Executive Offices)


Item 2.

(a)     Melvyn E. Bergstein
        ------------------------------------------------------------------------
                            (Name of Person Filing)

(b)     875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611
        ------------------------------------------------------------------------
                     (Address of Principal Business Office)

(c)     United States of America
        ------------------------------------------------------------------------
                                 (Citizenship)

(d)     Class A Common Stock, $0.001 par value per share
        ------------------------------------------------------------------------
                         (Title of Class of Securities)

(e)     252762109
        ------------------------------------------------------------------------
                                 (CUSIP Number)


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

NOT APPLICABLE


Item 4. Ownership.

(a)     159,288 shares of Class A common stock(1)
        ------------------------------------------------------------------------
           (Amount Beneficially Owned)


--------------------
(1) Excludes 4,067,795 shares of Class B common stock. Each share of Class B common stock is convertible into a share of Class A common stock upon the transfer of such share of Class B Common stock to a person who is not a Permitted Holder. A "Permitted Holder" is defined as (i) a person who is an employee of Diamond Technology Partners Incorporated (the "Issuer") or any of its majority-owned subsidiaries or (ii) the Issuer. A person ceases to be a Permitted Holder on the date such person ceases to be an employee of the Issuer or any of its majority-owned subsidiaries.
      Pursuant to the Second Amended and Restated Voting and Stock Restriction Agreement, dated August 4, 1997 (the "Voting and Stock Restriction Agreement") Mr. Bergstein, as the Chief Executive Officer of the Issuer, has a proxy to vote all outstanding shares of Class B common stock. However, upon the transfer and subsequent conversion of such Class B common stock this proxy is terminated and becomes null and void and has no further effect.


                               Page 3 of 6 Pages

(b)   .02%
     ---------------------------------------------------------------------------
                               (Percent of Class)

(c)  Number of shares as to which such person has:

     (i) 159,288 shares of Class A common stock(2)
         -----------------------------------------------------------------------
                   (sole power to vote or to direct the vote)

     (ii) None
         -----------------------------------------------------------------------
                  (shared power to vote or to direct the vote)

     (iii) 159,288 shares of Class A common stock(3)
         -----------------------------------------------------------------------
            (sole power to dispose or to direct the disposition of)

     (iv) None
         -----------------------------------------------------------------------
           (shared power to dispose or to direct the disposition of)


Item 5. Ownership of Five Percent or Less of a Class.

NOT APPLICABLE


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE


Item 8.  Identification and Classification of Members of the Group.

NOT APPLICABLE


(2) Excludes 4,067,795 shares of Class B common stock. The reporting person disclaims beneficial ownership of 3,559,915 shares of Class B common stock. The filing of this Schedule 13G shall not be construed as an admission that such reporting person is the beneficial owner of such shares.

(3)   Excludes 507,880 shares of Class B common stock.


                               Page 4 of 6 Pages

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Item 9.   Notice of Dissolution of Group.

NOT APPLICABLE


Item 10.  Certification.

NOT APPLICABLE



                               Page 5 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/ Melvyn E. Bergstein
                                                 ---------------------------
                                                 Melvyn E. Bergstein


February 14, 1999






DOCUMENT NUMBER:  282115.3


                               Page 6 of 6 Pages